Exhibit 99.3

   Signature [PLEASE SIGN WITHIN BOX]  Date      Signature (Joint Owners)  Date          TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:    KEEP THIS PORTION FOR YOUR RECORDS  DETACH AND RETURN THIS PORTION ONLY  THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.  D62186-P63117  [] [] [][] [] [][] [] []  RADWARE LTD.22 RAOUL WALLENBERG ST. TEL AVIV 6971917, ISRAEL ATTN: GADI MEROZ  1b. Prof. Yair Tauman  Election of Class I directors (until the Annual General Meeting of For    Against  Abstain        1a. Mr. Yehuda Zisapel        For  Against  Abstain  4.  To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s auditors, and to authorize the Board of Directors to delegate to the Audit Committee the authority to fix their remuneration in accordance with the volume and nature of their services.  The Board of Directors recommends you vote FOR proposals 1 - 4:1.Shareholders to be held in 2024).  RADWARE LTD.  Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.  IMPORTANT INSTRUCTION (PERSONAL INTEREST): If youare unable to make the aforesaid confirmations for any reason or have questions whether you are a controlling shareholder or have a personal interest, please contact Adv. Gadi Meroz at telephone number: +972-72-391-7045; fax number: +972-3-766-8982; or email gadime@Radware. com or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact the Company's General Counsel on your behalf.  2.  To approve grants of Company equity-based awards to the President and Chief Executive Officer of the Company.  3.  3a. Please confirm that you ARE NOT a “controlling shareholder” and DO NOT have a "personal interest" in Proposal 3 by checking the "YES" box. If you cannot confirm the same, check the "NO" box. As described under the heading "Required Vote" in item 3 of the Proxy Statement, "personal interest" generally means that you have a personal benefit in the matter which is not solely a result of shareholdings in Radware.  2a. Please confirm that you ARE NOT a “controlling shareholder” and DO NOT have a "personal interest" in Proposal 2 by checking the "YES" box. If you cannot confirm the same and unable to make the aforesaid confirmations for any reason or have questions about , check the "NO" box. As described under the heading "Required Vote" in item 2 of the Proxy Statement, "personal interest" generally means that you have a personal benefit in the matter which is not solely a result of shareholdings in Radware.To approve grants of equity-based awards of EdgeHawk Security Ltd., the Company’s subsidiary, to the President and Chief Executive Officer of the Company.  Yes  No  For Against AbstainYes No  VOTE BY INTERNET - www.proxyvote.comUse the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on December 8, 2021. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.  ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALSIf you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.  VOTE BY PHONE - 1-800-690-6903Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on December 8, 2021. Have your proxy card in hand when you call and then follow the instructions.VOTE BY MAILMark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.  1c. Mr. Yuval Cohen  [] [] []  [] [] []  [] []   [] []   [] [] []

     D62187-P63117  Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:The Notice and Proxy Statement is available at www.proxyvote.com.  RADWARE LTD.Annual General Meeting of Shareholders December 9, 2021This proxy is solicited by the Board of DirectorsThe shareholder(s) hereby appoint(s) Michael Goldberger and Gadi Meroz, or either of them, as proxies, each with the power to appoint his/her substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of RADWARE LTD. that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held at 3:00 PM (Israel Local Time) on December 9, 2021, at Radware Ltd., 22 Raoul Wallenberg Street, Tel Aviv 6971917, Israel, (or, if applicable, any virtual meeting in lieu thereof), and any adjournment or postponement thereof (the “Meeting”).This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations (provided that with respect to proposals 2 and 3, the undersigned provides the confirmation required by Item 2a and 3a, respectively, on the reverse side). The proxies are authorized in their discretion to vote upon such other business as may properly come before the meeting or any adjournment thereof.IMPORTANT NOTE: THE VOTE UNDER THIS PROXY WILL NOT BE COUNTED TOWARDS OR AGAINST THE MAJORITY REQUIRED FOR THE APPROVAL OF PROPOSAL 2 AND PROPOSAL 3 UNLESS THE UNDERSIGNED MAKES THE REQUIRED CONFIRMATION BY CHECKING THE APPLICABLE BOX IN ITEM 2A AND ITEM 3A, RESPECTIVELY, ON THE REVERSE SIDE.Continued and to be signed on reverse side